UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tuesday Morning Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

899035505

(CUSIP Number)

May 1, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	899035505

1	Names of reporting persons Douglas M. MacMahon
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 0.0%
12	Type of reporting person (see instructions) IN

CUSIP No.	899035505

1	Names of reporting persons Robert I. Parks, III
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 0.0%
12	Type of reporting person (see instructions) IN

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends, in its entirety, the statement on Schedule 13G originally filed on December 19, 2019 (the “Schedule 13G”) by Douglas M. MacMahon and Robert I. Parks III (each, a “Reporting Person” and collectively, the “Reporting Persons”). This Amendment reflects that, as of May 1, 2020, following the sale of the Common Stock, $0.01 par value per share (“Shares”), of Tuesday Morning Corporation (the “Issuer”) with respect to which the Schedule 13G was filed, each Reporting Person has ceased to be the beneficial owner of more than five percent of any class of securities of the Issuer. This Amendment is the final amendment to the Schedule 13G.

Item 1(a)	Name of issuer:

Tuesday Morning Corporation

Item 1(b)	Address of issuer’s principal executive offices:

6250 LBJ Freeway, Dallas, Texas 75240

Item 2(a)	Name of person filing:

This Amendment is being filed on behalf of each of the following persons:

(i)    Douglas M. MacMahon; and

(ii)    Robert I. Parks, III.

Each Reporting Person declares that neither the filing of this Amendment or the Schedule 13G nor anything herein or therein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

Item 2(b)	Address or principal business office or, if none, residence:

(i)    The address of the principal business office of Mr. MacMahon is 8214 Westchester Dr., Suite 550, Dallas, Texas 75225.

(ii)    The address of the principal business office of Mr. Parks is 8214 Westchester Dr., Suite 550, Dallas, Texas 75225.

Item 2(c)	Citizenship:

Each Reporting Person is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share.

Item 2(e)	CUSIP No.:

899035505

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:                     .

Item 4.	Ownership

The following information is as of May 1, 2020, for Mr. MacMahon:

(a) Amount beneficially owned:	0

(b) Percent of class:	0%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:	0

(ii) Shared power to vote or direct the vote:	0

(iii) Sole power to dispose or to direct the disposition of:	0

(iv) Shared power to dispose or to direct the disposition of:	0

The following information is as of May 1, 2020, for Mr. Parks:

(a) Amount beneficially owned:	0

(b) Percent of class:	0%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:	0

(ii) Shared power to vote or direct the vote:	0

(iii) Sole power to dispose or to direct the disposition of:	0

(iv) Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2020

DOUGLAS M. MACMAHON

/s/ Douglas M. MacMahon

ROBERT I. PARKS, III

/s/ Robert I. Parks, III

EXHBIT INDEX

Exhibit	Page No.

A. Joint Filing Agreement	9